UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42155

Ping An Biomedical Co., Ltd.

(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Entry into a Material Definitive Agreement

On February 9, 2026, Ping An Biomedical Co., Ltd., a Cayman Islands exempted company (the “Company”) entered into securities purchase agreements with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue and sell, in a private placement (the “Private Placement”), an aggregate of 100,000,000 ordinary shares, par value $0.0000625 per share (the “Ordinary Shares”), at a purchase price of $0.04 per Ordinary Share for an aggregate purchase price of $4,000,000.

Pursuant to the securities purchase agreements, the closing of the Private Placement is expected to take place within three (3) business days of the date of the securities purchase agreements or such other business day mutually agreed by the parties when all necessary documents have been executed and delivered and all customary closing conditions have been satisfied or waived.

The Private Placement was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, and Regulation D promulgated thereunder for transactions not involving a public offering, or Regulation S, as applicable. Each Investor was required to represent that it is either an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act or, in the case of the Ordinary Shares sold outside the United States, not a “U.S. person” in accordance with Regulation S under the Securities Act. The Company did not engage in general solicitation or advertising and did not offer securities to the public in connection with the issuance and sale of Ordinary Shares described in this report.

The Ordinary Shares to be issued in the Private Placement have not been registered under the Securities Act and none of such securities may be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. The Ordinary Shares are subject to transfer restrictions, and the certificates evidencing the securities will contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

Neither this Current Report on Form 6-K nor any of the exhibits attached hereto will constitute an offer to sell or the solicitation of an offer to buy Ordinary Shares or any other securities of the Company

The foregoing descriptions of the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 10.1 to this Current Report on Form 6-K and incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: February 12, 2026	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chief Executive Officer

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